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SEC FILE NUMBER
8-66521

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Walnut Creek Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

616 Elliott Road
(No. and Street)

McDonough (City) GA (State) 30252 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dan C. Fort (Name) (404)808-5561 (Area Code – Telephone Number) dfort@walnutcreekcapital.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BF Borgers CPA PC
(Name – if individual, state last, first, and middle name)

5400 W Cedar Ave. (Address) Lakewood (City) CO (State) 80226 (Zip Code)

05/11/2010 (Date of Registration with PCAOB)(if applicable) 5041 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dan C. Fort, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Walnut Creek Capital Advisors, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ANGELE F. DOLBIER NOTARY EXPIRES GEORGIA 06-25-23 PUBLIC HENRY COUNTY

Signature: [signature] 2-28-2022

Title: CEO

[signature]
Notary Public 02-28-2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WALNUT CREEK CAPITAL ADVISORS, LLC

Financial Statements and Supplemental Information
As of December 31, 2021

With
Reports of Registered Independent Public Accounting Firm

WALNUT CREEK CAPITAL ADVISORS, LLC
CONTENTS
December 31, 2021

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Walnut Creek Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walnut Creek Capital Advisors, LLC (the "Company") as of December 31, 2021, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC

Certified Public Accountants

We have served as the Company's auditor since 2022
Lakewood, CO
February 25, 2022

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2021

ASSETS

Cash	$	36,160
Prepaid expenses		4,294
Due from registered representatives		16,563
Total Assets	$	57,016

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBERS' EQUITY		57,016
Total Liabilities and Member's Equity	$	57,016

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2021

REVENUES		
Fees from registered representatives	$	59,080
Reimbursement of expenses by registered representatives	$	17,122
Total Revenue	$	76,202
EXPENSES		
Administrative	$	23,625
Compliance		11,645
Risk Management		720
Total Expenses	$	35,990
NET INCOME	$	40,213

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	40,213
Adjustments to reconcile net income to net cash provided by operations:		
Increase in prepaid expenses		(3,857)
Increase in due from registered representatives		(16,563)
Decrease in due to registered representatives		(1,004)
NET CASH PROVIDED BY OPERATING ACTIVITIES		18,789
NET CASH FLOW FROM FINANCING ACTIVITIES:		
Increase in members' equity		2,000
Refund of members' equity to retiriement		(2,000)
Member Distributions		(12,118)
		(12,118)
NET INCREASE IN CASH		6,671
CASH BALANCE:		
Beginning of year		29,489
End of year	$	36,160

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2021

Balance, beginning of year	$	28,921
Net income		40,213
Contributions less distributions		(12,118)
Balance, end of year	$	57,016

See accompanying notes.

WALNUT CREEK CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Walnut Creek Capital Advisors, LLC (the Company), a Georgia Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA).

The Company is primarily engaged in investment banking and financial advisory services. The Company's customers are located throughout the United States, but primarily in the Southeast.

Cash: The Company maintains its bank account in a high-quality credit institution. Balances may at times exceed federally-insured limits

Income Taxes: The Company is taxed as a partnership. Therefore, the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Fees are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue upon completion of a success fee-based transaction as this satisfies the only performance obligation identified in accordance with the standard.

Registered representatives are subject to minimum administrative fees that are not directly related to any expenses incurred by the Company. These fees are reflected as revenue by the Company in the period in which they are earned.

Application of the standard in 2021 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Reimbursement from Registered Representatives: Registered representatives reimburse the Company for certain expenses pursuant to an agreement with the Company. Such reimbursements are reflected as revenue in the accompanying statement of operations.

Date of Management's Review: Subsequent events were evaluated through the date the financial statements were issued.

NOTE B—NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $36,160 which was in excess of its required net capital of $5,000, and its ratio of aggregate indebtedness to net capital was zero.

WALNUT CREEK CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2021

NOTE C—CONCENTRATIONS

The Company's revenue for 2021 was predominantly from the minimum fees required of its Registered Representatives.

NOTE D—RELATED PARTIES

The Company operates from premises provided by its managing member at no cost to the Company.

Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

SUPPLEMENTAL INFORMATION

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

Total member's equity	$	57,016
Less liabilities	None	
Less nonallowable assets:		
Prepaid expenses		4,294
Due from registered representatives		16,563
Net capital before haircuts		36,160
Less haircuts	NA	
Net capital		36,160
Minimum net capital required		5,000
Excess net capital	$	31,160
Aggregate indebtedness	None	
Ratio of aggregate indebtedness to net capital	0.00%	

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2021

There is no significant difference between net capital as reported in Part IIA of Form X-17A-5, as amended, and net capital as reported above.

WALNUT CREEK CAPITAL ADVISORS, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2021

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

Walnut Creek
Capital Advisors
Member FINRA & SIPC

BROKER DEALER'S ANNUAL EXEMPTION REPORT

Walnut Creek Capital Advisors, LLC claims an exemption from provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Walnut Creek Capital Advisors, LLC met the aforementioned exemption provision throughout the most recent year ended December 31, 1921, without exception.

Dan C. Fort

Chief Executive Officer

Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3 Exemption

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of

Walnut Creek Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Walnut Creek Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Lakewood, Colorado

February 25, 2022

BF Borgers CPA PC
Certified Public Accountants

5400 W Cedar Ave
Lakewood, CO 80226
Telephone: 303.953.1454
Fax: 303.945.7991

Communication with Audit Committee at or Near the Conclusion of the Audit

February 25, 2022

To management of Walnut Creek Capital Advisors, LLC

In connection with our audit of the financial statements and supplemental information of Walnut Creek Capital Advisors, LLC For the year ended December 31, 2021 we have issued our report thereon dated February 25, 2022. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2021. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Walnut Creek Capital Advisors, LLC in its 2021 financial statements are described in the Notes to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements was (were):

Related Party Transactions

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental information that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Walnut Creek Capital Advisors, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

BF Borgers CPA PC